

April 2, 2015

Jordan Starkman
Chief Executive Officer
Health Advance Inc.
3651 Linden Rd., Suite D155
Las Vegas, NV 89103

> **Re:** **Health Advance Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **July 31, 2014**
> **Filed March 20, 2015**
> **Response dated March 20, 2015**
> **File No. 333-177122**

Dear Mr. Starkman:

We have reviewed your March 20, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2015 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended July 31, 2014

General

1. The representations provided in your response letter to us dated March 20, 2015 were inconsistent with the representations we requested you provide to us in our letter dated March 12, 2015. Please provide a written statement from the company using the exact language that we previously requested, i.e.:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Lisa Sellars, Staff Accountant at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief